SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               F O R M 12b-25

                                        Commission File Number: 1-11592


                        NOTIFICATION OF LATE FILING

   (Check One): |_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q
                              |_| Form N-SAR

         For Period Ended:                  October 31, 2001
                                            ----------------

|_| Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F          |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

                For Transition Period Ended: Not Applicable

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
________________________


                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant:                    Hayes Lemmerz International, Inc.
                                            ---------------------------------

Former name, if applicable:                 Not Applicable
                                            ---------------

Address of principal executive office:      15300 Centennial Drive
                                            ----------------------

City, state and zip code:                   Northville, Michigan  48167
                                            ---------------------------




                                  PART II
                          RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


        |  (a)      The reasons described in reasonable detail in Part III
        |           of this form could not be eliminated without
        |           unreasonable effort or expense;
        |
        |  (b)      The subject annual report, semi-annual report,
        |           transition report on Form 10-K, 20-F, 11-K or Form
        |           N-SAR, or portion thereof will be filed on or before
  |_|   |           the 15th calendar day following the prescribed due
        |           date; or the subject quarterly report or transition
        |           report on Form 10-Q, or portion thereof will be filed
        |           on or before the fifth calendar day following the
        |           prescribed due date; and
        |
        |  (c)      The accountant's statement or other exhibit required by
        |           Rule 12b-25(c) has been attached, if applicable.


                                  PART III
                                 NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         As previously disclosed, the Registrant will restate its financial results for the fiscal years ended January 31, 2000 ("Fiscal 1999") and January 31, 2001 ("Fiscal 2000") and related quarterly periods, as well as for the fiscal quarter ended April 30, 2001. These restatements will correct errors that the Registrant and its auditors, KPMG LLP, identified in the accounting for certain items and write down the value of certain impaired assets at certain of its manufacturing facilities. The Audit Committee of the Registrant's Board of Directors is currently reviewing these matters. The Registrant will amend and refile its Form 10-K for Fiscal 1999, its Form 10-K for Fiscal 2000 and its Form 10-Q for the quarter ended April 30, 2001, promptly upon completion of this review. Until such review is complete, the Registrant will be unable to file its Quarterly Report on Form 10-Q for the fiscal period ended October 31, 2001 which is due on December 17, 2001. The Registrant expects to file its restated reports in January 2002.

         As previously disclosed, on December 5, 2001, the Registrant, certain of its affiliates and certain of its direct and indirect subsidiaries filed voluntary petitions under chapter 11 of title 11, United States Code in the United States Bankruptcy Court for the District of Delaware.

                                  PART IV
                             OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

  Patrick B. Carey                      (734)              737-5000
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      (Name)                        (Area Code)        (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            |_|  Yes  |X| No

         The Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 2001, which was required to be filed with the Commission on or before September 14, 2001, has yet to be filed with the Commission.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            |X| Yes  |_|  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant's Fiscal 2001 third quarter operating profit (before asset impairment losses and other non-recurring charges) will be significantly decreased from the same period in Fiscal 2000 due to a variety of factors, including continued declines in North American heavy truck and light vehicle sales and reduced operating margins at certain of the Registrant's facilities. The Registrant recorded asset impairment losses and other non-recurring charges of approximately $89 million during the third quarter of Fiscal 2000. Any such charges for the third quarter of Fiscal 2001 are estimated to be significantly lower.

         Until the restatement of the Registrant's financial statements for all of Fiscal 1999, Fiscal 2000 and the fiscal quarter ended April 30, 2001 is completed, the Registrant is not in a position to release its Fiscal 2001 third quarter results.

                     Hayes Lemmerz International, Inc.
                     ---------------------------------
                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    December 17, 2001                  By: /s/ Patrick B. Carey
                                                _____________________________
                                                Patrick B. Carey
                                                General Counsel and Secretary